Ex-8(dd)
ADMINISTRATIVE SERVICES AGREEMENT
     THIS AGREEMENT is executed as of February 23, 2011, and effective as of April 1, 2011, between BLACKROCK ADVISORS, LLC (“BAL”) and ANNUITY INVESTORS LIFE INSURANCE COMPANY, a life insurance company organized under the laws of the State of Ohio (the “Insurer”).
     WHEREAS, BAL is the investment advisor to the BlackRock Variable Series Funds, Inc. (“the Fund”); and
     WHEREAS, the Insurer issues variable annuity contracts and/or variable life insurance policies (the “Contracts”); and
     WHEREAS, the Insurer, the Fund and BlackRock Investments, LLC have entered into a Fund Participation Agreement (“Participation Agreement”) dated February 1 2011, providing for the sale of shares of the Fund to certain separate accounts of the Insurer (“Separate Accounts”); and
     WHEREAS, amounts invested in the Contracts by contract owners are deposited in the Separate Accounts of the Insurer which will in turn purchase shares of certain portfolios of the Fund, each of which is an investment option offered by the Contracts (the “Portfolios”); and
     WHEREAS, the Fund may derive savings in administrative expenses by virtue of having the Separate Accounts of the Insurer as shareholders of record of Fund shares and having the Insurer perform certain administrative services for the Fund (which are identified on Schedule A hereto); and
     WHEREAS, neither BAL nor the Insurer has any contractual or other legal obligation to perform such administrative services for the Fund; and
     WHEREAS, the Insurer desires to be compensated for providing such administrative services to the Fund; and
     WHEREAS, BAL desires that the Fund benefit from the lower administrative expenses expected to result from the administrative services performed by the Insurer holding omnibus accounts with the Fund’s transfer agent on behalf of contract owners.
     NOW, THEREFORE, the parties hereto agree as follows:
     1. Administrative Expense Payments.
     BAL or its affiliates and/or, if approved by the Fund Board, the Funds shall pay the Insurer an annual fee equal to 15 basis points (0.15%) of the average daily net assets of the equity, fixed income or index Portfolios that are held in the Separate Accounts of Insurer listed in Schedule A of the amended Fund Participation Agreement.
     BAL shall calculate the payment contemplated by this Section 1 at the end of each calendar quarter (“Quarterly Payment”). BAL will submit such payment to Insurer within a reasonable time period following the end of the quarter for which such fees are payable.
     Insurer will provide payment instructions (Wire/Check/ACH), account numbers, billing contact information, and other relevant information (as agreed to by the parties) (“Account Data”) and will notify BAL within five business days of any changes in the Account Data. Insurer will also notify BAL or its designee of any new accounts within five business days following the set up of any new accounts. If Insurer does not notify BAL of changes to Account Data or new accounts within the 5 business days, the fees on such accounts may be subject to nonpayment.
     Insurer shall have thirty (30) days from the earlier of (a) receipt of the payment calculation prepared by BAL or (b) from date payment is made by BAL, to request in writing additions or adjustments. After each thirty (30) day reconciliation period, any requested adjustments or payments will be at the discretion of BAL.
     Payments for administrative services shall cover only time periods for which this Agreement is in effect.
     2. Nature of Payments.
     The parties to this Agreement recognize and agree that the payments to the Insurer are for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Fund shares and are not otherwise related to investment advisory or distribution services or expenses. The amount of administrative expense payments made to the Insurer pursuant to Section 1(a) of this Agreement are intended to reimburse or compensate the Insurer for providing administrative services with respect to the Contracts or any Separate Accounts.
     Insurer and BAL each hereby represent that the fees paid pursuant to this Agreement, as amended, are reasonable in relation to the services it provides and reasonably similar to fees it receives for equivalent services provided to other parties. From time to time, the parties shall review the payments for administrative services under this Agreement to determine whether they exceed or are reasonably expected to exceed the incurred and anticipated costs, over time, of the Insurer.
     3. Term and Termination.
(a)	Any party may terminate this Agreement, without penalty, on sixty days’ advance written notice to the other party. Unless so terminated, this Agreement shall continue in effect for so long as BAL or its successor(s) in interest, or any affiliate thereof, continues to perform in a similar capacity for the Fund, and for so long as Insurer or its successors(s) in interest, or any affiliate thereof, provides the services contemplated hereunder with respect to Contracts under which values or monies are allocated to a Portfolio.

(b)	This Agreement shall automatically terminate upon (i) the termination of the Fund Participation Agreement(s) between the Insurer and the Fund, or (ii) the dissolution or bankruptcy of any party hereto, or in the event that any party hereto is placed in receivership or rehabilitation, or in the event that the management of its affairs is assumed by any governmental, regulatory or judicial authority.
     4. Amendment.
     This Agreement may be amended only upon mutual agreement of the parties hereto in writing.
     5. Notices.
     All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered

To BAL:	With a copy to:

BlackRock Advisors, LLC	BlackRock, Inc.
Attn: Brian Schmidt	Attn: Robert Connolly General Counsel
55 East 52nd Street	40 East 52nd Street
New York, NY 10055	New York, NY 10022

To the Insurer:	With a copy to:
Annuity Investors Life Insurance Company	Great American Financial Resources, Inc.
Attn: Mark Muething	Attn: John Gruber
250 East Fifth Street	5 Vine Street
Cincinnati, OH 45202	Cincinnati, OH 45202
     6. Miscellaneous.
(a)	Successors and Assigns. This Agreement shall be binding upon the parties hereto and their transferees, successors and assigns. The benefits of and the right to enforce this Agreement shall accrue to the parties and their transferees, successors and assigns.

(b)	Assignment. Neither this Agreement nor any of the rights, obligations or liabilities of either party hereto shall be assigned without the written consent of the other party.

(c)	Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the parties hereto.

(d)	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(e)	Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of New York, without reference to the conflict of law thereof.

(f)	Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

(g)	Entire Agreement. This Agreement, including the attachments hereto, constitutes the entire agreement between the parties with respect to the matters dealt with herein, and supersedes all previous agreements, written or oral, with respect to such matters.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BLACKROCK ADVISORS, LLC			ANNITY INVESTORS LIFE INSURANCE COMPANY

By:	/s/ BRIAN SCHMIDT		By:	/s/ JOHN P. GRUBER
	Name:	BRIAN SCHMIDT		Name:	JOHN P. GRUBER
	Title:	MANAGING DIRECTOR		Title:	SENIOR VICE PRESIDENT

Date: FEBRUARY 23, 2011			Date: MARCH 9, 2011

Schedule A
ADMINISTRATIVE SERVICES FOR THE FUND
Maintenance of books and records
•	Maintaining an inventory of share purchases to assist transfer agent in recording issuance of shares.

•	Performing miscellaneous accounting services to assist transfer agent in recording transfers of shares (via net purchase orders).

•	Reconciliation and balancing of the Separate Account at the Fund Level in the general Ledger and reconciliation of cash accounts at general account level.
Purchase Orders
•	Determination of net amount of purchase payments for Portfolio shares.
•	Reconciliation and deposit of receipts at Fund and confirmation thereof.
Redemption Orders
•	Determination of net amount of redemptions of Portfolio shares.
•	Notification to Fund of cash required to meet net redemption requests.
•	Cost of share redemptions.
Fund-Related Contract Owner Services
•	Telephonic support for contract owners with respect to inquiries about the Fund (not including information about performance or related to sales.)
Other Administrative Support
•	Operational and recordkeeping services.
•	Providing other administrative support to the Fund as mutually agreed between the Insurer and the Fund.
•	Relieving the Fund of other usual or incidental administrative services provided to individual contract owners.
•	Preparation of reports to certain third-party reporting services.